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Exhibit 21.1

CAP ROCK ELECTRIC COOPERATIVE, INC. - SUBSIDIARIES

Cap Rock Energy Corporation
Cap Rock Cooperative Finance Corporation
Capstar Communications, Inc.  (Shell)
Telephone Cooperative, Inc.  (Shell)
Consolidation
Cap Rock Energy, Inc.  (Nevada - Shell)
Mainstreet Power.com, Inc.  (Shell)
USA Energy, Inc.  (Nevada - Shell)
USA Energy, Inc.   (Texas - Shell)


CAP ROCK ENERGY CORPORATION - SUBSIDIARIES

NewCorp Resources Electric Cooperative, Inc.
New West Fuels, LLC